Issuer Free Writing Prospectus
Filed Pursuant to Rule 433(f)
Registration Number 333-154975
April 20, 2010
TNP STRATEGIC RETAIL TRUST, INC.
     On April 14, 2010, GlobeSt.com, an online financial news and real estate industry publication, published an article concerning Thompson National Properties, LLC, the sponsor of TNP Strategic Retail Trust, Inc. (“TNP Strategic Retail Trust” and, together with its subsidiaries, “we”, “our”, and “us”), the full text of which is reproduced below.
Clarifications and Corrections
     The article published by GlobeSt.com was not prepared by us or reviewed by us prior to its publication. With the exception of the quotations attributed directly to Mr. Anthony W. Thompson, the article represents the author’s opinion which is not endorsed or adopted by us.
     We believe that it is appropriate to clarify the statements in the article relating to the acquisition by us of a retail center located in Honolulu, Hawaii. As previously disclosed, our indirect wholly-owned subsidiary has assumed the rights to a purchase and sale agreement for the acquisition of the Waianae Mall, an approximately 170,275 square foot retail center located in Honolulu, Hawaii, or the Waianae property. However, the acquisition of the Waianae property is subject to a number of conditions, including, (1) the sale of a sufficient number of shares of common stock in our public offering to fund a portion of the purchase price; (2) the approval of the loan servicer for the existing indebtedness to be assumed by us and the receipt of other applicable third-party consents; and (3) the absence of a material adverse change to the Waianae property prior to the date of the acquisition. There is no assurance that we will close the acquisition of the Waianae property.
     GlobeSt.com is a global provider of financial data and news and is in the business of, among other things, publishing written communications. GlobeSt.com is unaffiliated with TNP Strategic Retail Trust and its affiliates, including Thompson National Properties, LLC, and neither TNP Strategic Retail Trust nor any of its affiliates made any payment or gave any consideration to GlobeSt.com in connection with the publication of the following article.

GlobeSt.com
April 14, 2010
Thompson National Close to $110M in New Deals
By Bob Howard
IRVINE, CA-Thompson National Properties, through its TNP Strategic Retail Trust and two other funds, is set to close on four office and retail acquisitions and an industrial sale totaling nearly $110 million. Company founder Tony Thompson, chairman and CEO of Thompson National, tells GlobeSt.com that the acquisitions include a portfolio of three Orange County office buildings along with retail deals in Hawaii, Texas and Arizona—all markets where Thompson is on the lookout for further acquisitions, along with Florida and Nevada. The industrial disposition is a single-tenant property in the Washington, DC area that is leased to a defense industry firm.
In addition to its acquisition and disposition activities, Thompson National has formed a new subsidiary, Commerce TNP LLC, that acquired the asset services division of Commerce CRG of Nevada in Las Vegas and by doing so increases TNP’s assets under management by approximately three million square feet to a total of more than 17 million square feet.
Thompson tells GlobeSt.com that the company is buying the Orange County office portfolio for approximately $55 million at a 9%-plus cap rate from a distressed seller via Thompson’s participating notes program. It is acquiring the Hawaii retail center in Honolulu for $25.7 million through its TNP Strategic Retail Trust, buying a Tucson drugstore-anchored retail center for $8 million and acquiring a Fort Worth area retail center through its Delaware Statutory Trust 1031 Exchange program for $4 million. The Hawaii and Fort Worth properties are due to close at cap rates of more than 10%. Thompson is selling the Washington, DC-area industrial property for $16.5 million on behalf of tenant-in-common investors.
The Orange County office portfolio is about 80% occupied and is cash-flowing at that occupancy, but it holds potential for higher occupancy despite the weak Orange County office market, according to Thompson. He explains that many of the tenants in the portfolio are government agencies, and one of the three buildings is especially well-suited to being upgraded to LEED standards.
“County, state and federal tenants are under mandates to be in LEED-Silver or better buildings,” Thompson explains. Many of those government tenants are in buildings that are not LEED certified, and “There are not a lot of landlords like us who have the capital or the expertise to bring these buildings to LEED standards,” he says.
Regarding the retail deals, Thompson says that his company is focused primarily on grocery-anchored retail centers right now. The Hawaii center under contract, for example, is the Waianae Mall, which is anchored by a Long’s Drug Store, and the Tucson center is also drugstore-anchored. The company is looking at other property types too, however, such as some industrial space it is in negotiations on in Southern California and Las Vegas.
In the Las Vegas market, Thompson notes that the additional investment properties that it is gaining in the formation of Commerce TNP LLC and its acquisition of Commerce CRG asset services division are primarily located in Southern Nevada. He says that the acquisition “increases the market coverage for both companies and allows us to deliver an expanded list of receivership, property management and advisory services to our growing clientele of financial institutions, accredited investors and mortgage servicers.”
David Jewkes, managing director of Commerce CRG, says that Commerce TNP LLC “will continue the close professional association with Commerce/Cushman & Wakefield in Las Vegas and our many shared clients.”
TNP Strategic Retail Trust has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus included in that registration statement and other documents TNP Strategic Retail Trust has filed with the SEC for more complete information about TNP Strategic Retail Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, TNP Strategic Retail Trust, the dealer manager or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-982-7846.